

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 10, 2006

Mark A. Katsumata
Chief Financial Officer
2101-885 West Georgia Street
Vancouver, B. C. Canada V6C 3E8

> **Re:** **International Uranium Corporation**
> **Form 20-F for Fiscal Year Ended September 30, 2005**
> **Filed December 28, 2005**
> **File No. 0-24443**

Dear Mr. Mark A. Katsumata:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2005

Financial Statements

Note 5 Long Term Investments, page F-11

1. We note your consolidated statement of operations presents a write-down of mineral properties and references note 6. However, were unable to determine the basis for the write-down or locate the associated disclosure. Please expand your disclosures to describe the mineral properties and the related disclosures required by paragraph 24 of Section 3063 of CICA Handbook.

Note 24 Material Differences Between Canadian and U.S. GAAP, page 24

Long Term Investments

2.   We note your disclosure of your sale of your Mongolian exploration properties to
        Fortress Minerals Corporation (Fortress) in June 23, 2004 which you have
        characterized as an asset purchase. We understand that you obtained a 63%
        ownership in Fortress in exchange for the Mongolian assets transferred. Please
        explain to us how you concluded that the acquisition of 63% of Fortress would
        not qualify as a business combination accounted for under the purchase method of
        accounting for U.S. GAAP purposes or result in a partial step-up in basis of the
        fair value of the assets exchanged. Please also submit the analysis that you
        performed under EITF 98-3, as referenced in footnote 4 of SFAS 141,
        demonstrating that your transaction is indeed an asset purchase, rather than
        business acquisitions, if that is your view.

3.   We understand from your disclosure on page 48 that you have recorded your
        investment in Fortress equal to the book value of the assets transferred. Please
        clarify for U.S. GAAP purposes why you believe the book value of the assets
        exchanged appropriately accounts for the interest received in Fortress. Please
        reference the U.S. GAAP literature which supports your accounting.

Reclamation Obligations

4.   We note your disclosure on page F-15 that you estimate reclamation costs on an
        undiscounted basis. Please clarify how you have recognized your asset retirement
        obligation for U.S. GAAP purposes. Refer to paragraph 3 of SFAS 143.

Commitment and Contingencies

5.   We note that you have detected some chloroform contamination at your Mill site
        as disclosed on page F-23. Please clarify whether you have accrued an amount
        related to this event and describe how you have evaluated the likelihood of this
        liability in terms defined in paragraph 3 of SFAS 5 or paragraph 108 of SOP 96-1
        for U.S. GAAP purposes. Additionally, clarify whether you are able to estimate
        the range of possible loss associated with this contingency.

Accumulated Other Comprehensive Income, page F-27

6.   We note your disclosure on page F-7 suggesting that you may denominate assets
        and liabilities in currencies other than the U.S. dollar. Please clarify whether you
        have translation adjustments which would be classified in other comprehensive
        income for U.S. GAAP purposes.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief